                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             ZIOPHARM Oncology, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   98973P 10 1
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                                 (CUSIP NUMBER)

                                 April 12, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /   Rule 13d-1(b)
                  /X/   Rule 13d-1(c)
                  / /   Rule 13d-1(d)

                                  SCHEDULE 13G

-------------------------------                    -----------------------------
CUSIP NO.   17003P105
-------------------------------                    -----------------------------

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   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           LESTER E. LIPSCHUTZ

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]

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   3       SEC USE ONLY

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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

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                             5      SOLE VOTING POWER

                                    463,864
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH
       REPORTING            ----------------------------------------------------
        PERSON
         WITH                7      SOLE DISPOSITIVE POWER

                                    463,864

                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER


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   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           463,864
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES:
                                                                            [ ]

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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.4(1)
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   12      TYPE OF REPORTING PERSON

           IN
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                                      -2-

                                  SCHEDULE 13G

-------------------------------                    -----------------------------
CUSIP NO.   17003P105
-------------------------------                    -----------------------------

Item 1(a).        Name of Issuer:

                           ZIOPHARM Oncology, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           1180 Avenue of the Americas
                           19th Floor
                           New York, NY
                           10036


Item 2(a).        Name of Person Filing:

                           Lester E. Lipschutz

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           Wolf, Block, Schorr and Solis-Cohen, LLP
                           1650 Arch Street- 22nd Floor
                           Philadelphia, PA 19103

Item 2(c).        Citizenship:

                           United States

Item 2(d).        Title of Class of Securities:

                           Common Stock

Item 2(e).        CUSIP Number:



Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

                  (b)      [ ] Bank as defined in Section 3(a)(6) of the
                           Exchange Act;

                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                                  SCHEDULE 13G

-------------------------------                    -----------------------------
CUSIP NO.   17003P105
-------------------------------                    -----------------------------

                  (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;

                  (e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

                  (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

                  (j)      [ ] Group, in accordance with Rule
                           13d-1(b)(1)(ii)(J).

Item 4. Ownership.

                  (a) Amount beneficially owned: Mr. Lipschutz may be deemed the beneficial owner of 463,864 shares. Beneficial ownership consists of voting and dispositive power over (i) 231,932 shares owned by the Rosenwald 2000 Family Trusts for which Mr. Lipschutz is the trustee; and (ii) 231,932 shares owned by the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust for which Mr. Lipschutz serves as the adviser.

                  (b) Percent of Class: 6.4%(1)

                  (c) Number of shares as to which such person has:

                           (i)   Sole power to vote or direct the vote: 463,864

                           (ii)  Shared power to vote or to direct the vote: 0

                           (iii) Sole power to dispose or direct the disposition
                                 of: 463,864

                           (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: Not Applicable.

                                  SCHEDULE 13G

-------------------------------                    -----------------------------
CUSIP NO.   17003P105
-------------------------------                    -----------------------------

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Mr. Lipschutz serves as (i) trustee of the Rosenwald 2000 Family Trusts and (ii) adviser of the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust. Mr. Lipschutz has the power to direct receipt of the proceeds from a sale of the shares owned by each such trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 8, 2006
                                             ----------------------------------
                                                          (Date)

                                                   Lester E. Lipschutz
                                             ----------------------------------
                                                        (Signature)


                                                   Lester E. Lipschutz
                                             ----------------------------------
                                                       (Name/Title)


         (1) Based on 7,248,115 shares reported outstanding at November 1, 2005.